VIA EDGAR – AS CORRESPONDENCE
July 14, 2016

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

This letter will respond to a verbal comment received on July 13, 2016 (“the Verbal Comment”) by Tompkins Financial Corporation (the “Company”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

To aid in your review, we have repeated the verbal comment in italics followed by the Company’s response.

Comment: Please revise your future filings on Form 10-K to remove the “Unaudited” reference from the heading of your Consolidated Statements of Condition.

Response: The Company will remove the “Unaudited” reference from the heading of our Consolidated Statements of Condition in future filings on Form 10-K.

The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosures in its reports filed with the Commission; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Francis M. Fetsko
Francis M. Fetsko
Executive Vice President, Chief Financial Officer and Chief Operating Officer
(Principal Financial Officer)
(Principal Accounting Officer)